Exhibit 4

                      PERDIGAO'S SALES GREW 30.8% IN 2003

                      Exports grew 52.4% to R$ 1.8 billion

         Perdigao closed 2003 with gross sales of R$ 4.4 billion, equivalent to an increase of 30.8% over last year. Exports performed extremely well in the period, reaching R$ 1.8 billion. Export sales growth was 52.4% in value and 24.6% in volumes.

         The Company's net income was R$ 123.5 million, while net sales rose 31% over the prior year, totaling R$ 3.8 billion, a result of strong exports and improved margins in the domestic market reaching R$ 2.5 billion on sales of
646.5 thousand tons.

         The Company's income before financial results was R$ 287.3 million in the year, a growth of 34% with a 7.5% margin, a consequence of increased revenues and volumes, improved mix, and partial cost reduction. EBITDA generated last year was R$ 383.3 million, a 30.6% growth in comparison with 2002.


HIGHLIGHTS                                     (R$ MILLION)
                                    2003               2002        % VARIATION
Net Income                           123.5               8.2          1,401
Gross Profit                       1,022.9             813.4           25.7
EBITDA                               383.3             293.5           30.6
Net Sales                          3,825.2           2,917.4           31.1
Gross Sales                        4,371.0           3,341.7           30.8
Domestic Market                    2,533.1           2,135.8           18.6
Exports                            1,837.9           1,205.9           52.4
Income per share - consolidated       2.78               0.18         1,401
- (R$)

         " A large part of the Company's strong performance is due to the excellent export results," said Wang Wei Chang, Perdigao's CFO. "Last year we entered 20 new markets and gained close to 80 new clients because of the aggressive export strategy adopted by the Company. Among other activities, this strategy includes an efficient structure that was established in Europe to directly attend clients, plus a partnership to produce processed products. This year the Company is going to push ahead with its International Project, seeking an even more prevalent and consolidated presence abroad," he said.

         Regarding the domestic market, Mr. Chang added that since Perdigao's adopted the strategy of emphasizing profitability instead of increases in volume, the Company was able to lessen cost increases and improve margins while improving distribution channels. "We decided to take this position to face the recession in the Brazilian economy, which significantly reduced disposable income during the year," said Chang. As a result, sales in the domestic market grew 18.6% over the previous year.

                                   Exhibit 4

         The year 2003 also represented a milestone in the Company's history with completion of the Agro-industrial Complex in Rio Verde (Goias). Chang noted, "The plant has the capacity to product 260,000 tons per year in meat, which is equal to 25% of the total planned by Perdigao. The Complex represents more than 30% of the economic movement of that municipality, and furnishes 4,700 direct and 8,000 indirect jobs."

                                  EXPORT MARKET

         Perdigao's main export markets last year were Europe, where sales grew 79.5% over 2002, the Middle East, which increased 60.6%, and the Far East, with 40% growth. Sales of elaborated/processed meat products grew 60.2% in revenues and 31.7% in volumes in the period, compared with the previous year. Average prices in dollars were nearly 23% higher in the year - which was a 21.5% increase in reais - against costs of 35.4%.

         Growth in the European market can be attributed to the internationalization strategy implemented by the Company, with the installation of its own sales offices in England and Holland. In addition to this established presence, a partnership was formed that allows processing products in those regions.

         The Far East performed well mainly because of sales growth in the Japanese market. In the second half, Japan suspended imports from China because of the incidence of the aviary influenza . In Eurasia, the sales increase was only 7.7% because of the quotas established by Russia on poultry and pork.

                                 DOMESTIC MARKET

         In light of the strategy adopted by Perdigao in the domestic market, volumes sold of in natura meats declined 37%. The excess was directed to the export market, which was exhibiting high demand and thus presented good opportunities. Average prices in the meat segment were 28% higher than in the previous year, and average costs rose 21% in the period.

         One of the major product launches during the year was the soy-based "Escolha Saudavel" Line. The Company also launched new items in the pizza lines, frozen ready-to-eat pasta, ready-to-eat dishes, sweet pizzas and pies, flaky pastries and stuffed gnocchi. Also in 2003, Perdigao conducted a two-stage marketing campaign - What is Perdigao's secret? And Our biggest secret is you - which was considered to be one of the Company's most successful campaigns and revealed the brand's presence in the daily lives of Brazilian families.

         In 2004, Perdigao completes 70 years of history and 10 years of professional management .

                                  STOCK MARKET

         The appreciation of Perdigao's shares last year was due mainly to the Company's strong fundamentals and results, as well as the global recovery in

                                   Exhibit 4

capital markets and the country's lower sovereign risk. Perdigao's share performance exceeded the results on the Bovespa and the New York Stock Exchange.

         The volume of shares negotiated on the Bovespa grew 103% in the year, while ADR volume grew 33% in the same period. In December 2003, an average of US$ 1.6 million in financial volume traded per day was achieved in the domestic and international markets.

                                 SOCIAL BALANCE

         Perdigao generated 3,800 jobs last year, and closed 2003 with nearly 28,000 employees, of which 89.8% are allocated to production. In the period R$
56.9 million was invested in benefits and social programs, which is 27% higher than that invested in the prior year. Environmental programs received R$ 4 million, equivalent to a 6.7% increase over 2002.